

November 23, 2020

Craig McCaw
Chief Executive Officer
Colicity Inc.
2300 Carillon Point
Kirkland, WA 98033

> **Re: Colicity Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 28, 2020**
> **CIK No. 0001829615**

Dear Mr. McCaw:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted October 28, 2020

General

1. Please reconcile the disclosures throughout regarding the threshold percentage that constitutes a "group." For example, you refer to 20% on page F-8, but elsewhere you refer to 15%.

Signatures, page II-8

2. Please include the signatures of a majority of your board of directors.

You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David A. Sakowitz, Esq.